

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2014

Via E-Mail
Keith Neumeyer
Chief Executive Officer
First Majestic Silver Corp.
925 West Georgia Street, Suite 1805
Vancouver, British Columbia V6C 3L2, Canada

> **Re:** **First Majestic Silver Corp.**
> **Form 40-F for the Year Ended December 31, 2013**
> **filed March 27, 2014**
> **Response dated September 5, 2014**
> **File No. 001-34984**

Dear Mr. Neumeyer:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 40-F for the Year Ended December 31, 2013
Exhibit 99.1 – Annual Information Form
Description of Business - Mineral Projects
Summary of Reserves and Resources, page 22

1. We note your response to comment 1 from our letter dated August 14, 2014. Additionally we note your reference to internal reserve and resource estimates for the La Guitarra Silver mine. Please forward to our engineer as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic feasibility of your materials designated as reserves and resources for the La Guitarra Silver mine. The information requested includes, but is not limited to:

   - Property and geologic maps

   - Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves and resources

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. You may contact John Coleman, Mining Engineer, at (202) 551-3610 if you have any questions on this request.

Exhibit 99.2 – Audited Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Mining Interests, page 4

2. We note your response to comment 2 from our letter dated August 14, 2014. Please revise your proposed disclosure to use terminology other than reserves and resources in referring to the internal estimates used in the absence of NI 43-101 reserves and resources. Please also revise your disclosures to clarify the specific facts and circumstances under which you used other mineralized material, beyond proven and probable reserves and the portion of measured and indicated mineral resources considered to be highly probable to be economically extracted over the life of mine plan, in your depletion and amortization computations. Please briefly disclose the level of reliability associated with internal estimates of the other mineralized material. Please also disclose for each period presented the amount of additional depletion and amortization recorded due to your inclusion of this other mineralized material. Please provide us your revised disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining